**16UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

*Name of Issuer:*

BioCertica, Inc.

*Legal status of Issuer:*

    *Form:*

    Corporation

    *Jurisdiction of Incorporation/Organization:*

    Delaware

    *Date of Organization:*

    August 17, 2020

*Physical Address of Issuer:*

1013 Centre Road, Suite 403-A, Wilmington, DE, United States 19805

*Website of Issuer:*

https://BioCertica.com

*Current Number of Employees:*

16

| | Most recent fiscal year-end (2023) | Prior fiscal year-end (2022) |
|---|---|---|
| Total Assets | $693,830 | $769,918 |
| Cash & Cash Equivalents | $342 | $1,252 |
| Accounts Receivable | $3,567 | $4,601 |
| Short-term Debt | $947,712 | $791,194 |
| Long-term Debt | $5,539 | $0 |
| Revenues/Sales | $139,926 | $180,841 |
| Cost of Goods Sold* | $131,516 | $420,788 |
| Taxes Paid | $0* | $0 |
| Net Income (Loss) | ($334,131) | ($663,703) |

* Cost of goods sold is represented as Cost of Revenue in the Statement of Operations presented in the Company's accompanying financial statements annexed hereto as Exhibit A.

**The Company filed its income tax return for the period ended December 31, 2023, which will remain subject to examination by the Internal Revenue Service



**May 6, 2024**

# BioCertica, Inc.

BioCertica, Inc. ("**BioCertica**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR solely for the purpose of furnishing certain information about the Company as required under Regulation CF and by the Securities and Exchange Commission.

## ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

**THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.**

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

*This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.*

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

**Ongoing Reporting**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://BioCertica.com

The Company completed its offering via Crowdfunding on June 9, 2023. This is the Company's first annual report.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

## SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

BioCertica, Inc. is a health technology company that leverages genetics, healthcare analytics, and artificial intelligence to create a hyper-personalized buying experience for consumers. The Issuer was first incorporated as "knowU DNA, Inc." a Delaware Corporation on August 17, 2020. On May 19, 2021 the Issuer changed its name from knowU DNA, Inc. to BioCertica, Inc. BioCertica, Inc. is a holding company that owns and operates through its wholly-owned subsidiary, BioCertica (Pty) Ltd, a South African company. This subsidiary was incorporated as a shell company in June 26, 2012, and remained dormant until 2019. BioCertica uses its South African operations as a beta testing arena before scaling into more developed jurisdictions.

The Issuer's platform combines a consumer's personal, medical, and genetic data into a digital identity that securely links a company's products and services to the exact genetic needs of the consumer. This technology enables the company to provide a tailored and efficient healthcare experience that leads to better health outcomes, healthier lives, and more time for consumers to focus on what matters most.

Through its subsidiaries, BioCertica, Inc. conducts business in Delaware and South Africa and sells services through the internet throughout the United States and internationally. The company is committed to changing the way people access healthcare services globally by leveraging the power of genetics and advanced technologies.


## RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

***The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.***

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions While our business currently generates sales, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.***

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***The Issuer's business and operations are sensitive to general business and economic conditions in South Africa.***

A host of factors beyond the Issuer's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Issuer's financial condition and the results of its operations.

***Concentration of Credit Risk***

The Issuer maintains its cash with a major financial institution located in the US and in South Africa, which it believes to be credit worthy.

***Because we store, process and use data that contains personal information, we are subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in customer retention, any of which could harm our business.***

The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across businesses. We are required to comply with increasingly complex and changing data privacy regulations. Complying with these and other changing requirements could cause us to incur substantial costs and require us to change our business practices in certain jurisdictions, any of which could materially adversely affect our business operations and operating results. We may also face audits or investigations by one or more government agencies relating to our compliance with these regulations. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks. Our security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and potentially have a material adverse effect on our business operations, financial condition and results of operations.

***We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business operations.***

We accept payments using a variety of methods, including cash, checks, credit and debit cards, gift cards and mobile payment technologies, and we may offer new payment options over time. Acceptance of these payment options subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements and related interpretations may change over time, which could make compliance more difficult or costly. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which could increase over time and raise our operating costs. We rely on third parties to provide payment-processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could disrupt our business. The payment methods that we offer also subject us to potential fraud and theft by persons who seek to obtain unauthorized access to or exploit any weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements, or if data is compromised due to a breach or misuse of data relating to our payment systems, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments could be impaired. In addition, our reputation could suffer and our customers could lose confidence in certain payment types, which could result in higher costs. As a result, our business and operating results could be adversely affected.

*Our failure to attract and retain highly qualified personnel in the future could harm our business.*

As the company grows, it will be required to hire and attract additional qualified professionals such as physicians, nurses, pharmacists, pharmacist technicians, accounting, legal, finance, service and engineering experts. The company may not be able to locate or attract qualified individuals for such positions, which will affect the company's ability to grow and expand its business.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

### Description of the Business

BioCertica, Inc. is a health technology company that leverages genetics, healthcare analytics, and artificial intelligence to create a hyper-personalized buying experience for consumers. The Issuer was first incorporated as "knowU DNA, Inc." a Delaware Corporation on August 17, 2020. On May 19, 2021 the Issuer changed its name from knowU DNA, Inc. to BioCertica, Inc. BioCertica, Inc. is a holding company that owns and operates through its wholly-owned subsidiary, BioCertica (Pty) Ltd, a South African company. This subsidiary was incorporated as a shell company in June 26, 2012, and remained dormant until 2019. BioCertica uses its South African operations as a beta testing arena before scaling into more developed jurisdictions.

The Issuer's platform combines a consumer's personal, medical, and genetic data into a digital identity that securely links a company's products and services to the exact genetic needs of the consumer. This technology enables the company to provide a tailored and efficient healthcare experience that leads to better health outcomes, healthier lives, and more time for consumers to focus on what matters most.

Through its subsidiaries, BioCertica, Inc. conducts business in Delaware and South Africa and sells services through the internet throughout the United States and internationally. The company is committed to changing the way people access healthcare services globally by leveraging the power of genetics and advanced technologies.

### Business Plan

BioCertica is revolutionizing the wellness industry by offering a personalized, digital-first shopping experience that leverages health analytics and artificial intelligence. The company's unique value proposition is its ability to decentralize health analytics, providing a wellness advisor in a box at the point of purchase.

The target audience for BioCertica's products and services are wellness-focused women aged 35-55, practitioners, and online wellness businesses. The company generates revenue through various streams, including DNA testing kits, subscription-based services for practitioners and businesses, and a per-click usage model.

BioCertica has a comprehensive marketing and sales strategy in place, which includes leveraging its existing network of 50-60 practitioners and paid advertising across multiple media channels. The company's operations are fully integrated, with a delivery partner, an accredited lab for genotyping and DNA extraction, and smartphone delivery of results.

BioCertica generated more than $350,000 in turnover from DNA kit sales alone, and it expects to activate its practitioners and businesses in 2023 for recurring revenue growth. The management team consists of experienced founders, Gert van Wyk (CEO) and Arno Smit (CPO).

BioCertica is seeking $1.235M in seed funding to accelerate its growth plans and expansion to other jurisdictions. With its innovative approach to wellness and cutting-edge technology, BioCertica is poised for success in the global wellness market.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **DNA testing kits** | A range of DNA testing kits to help consumers understand what food to eat, what exercise to do, and what medicine and supplements to take. | South Africa |
| **BioLogin** | BioLogin is BioCertica's personalized, digital-first shopping experience that leverages health analytics and AI. It provides customers with a wellness advisor in a box, allowing them to access a range of tailored wellness advice on what products and services to purchase at the point of sale. | South Africa |
| **Practitioners portal** | BioCertica's Practitioner Portal allows practitioners to be bookable directly from the platform. This feature enables clients to connect with practitioners and schedule appointments seamlessly, without the need for additional third-party tools or services. By offering this convenient feature, BioCertica continues to deliver on its promise of providing a fully integrated, personalized healthcare experience for its clients. | South Africa |

**Competition**

BioCertica's DNA testing products face competition in highly competitive markets. The company competes with similar products offered by numerous large and small companies, including well-known global competitors, as well as branded products and retailers' private-label brands.

However, if clients have already purchased DNA tests from competitors in this vertical, BioCertica offers them the option to upload their data to the BioCertica platform to gain access to the BioLogin service. Although larger companies such as Nestle and L-Oreal offer genetic product recommendations based on DNA results, BioCertica's offering democratizes this service by providing smaller SMEs with the ability to offer the same service that larger corporations like Nestle do.

BioCertica's competitors include Integrate Me, Smile ID, ThisIsMe, DNAnalysis, 3x4 Genetics, Geneway, Trulioo, ID.me, BankID, 23andMe, Ancestry.com, and FamilyTreeDNA, L-Oreal, Nestle

Despite this competition, BioCertica maintains a competitive advantage by combining Digital ID and Personal Genomics to create a hyper-personalized buying experience for its customers. In addition to its innovative approach to wellness, product quality, performance, value, and packaging serve as important differentiating factors for the company.

**Customer Base**

- BioCertica serves a diverse customer base that includes individuals, practitioners, and online wellness businesses.
- The company's direct-to-consumer DNA testing kits are designed for individuals who want to access personalized wellness advice based on their genetic profiles.
- The Practitioner Portal provides practitioners with a secure platform to offer bespoke advice to clients, further enhancing the personalized healthcare experience that BioCertica offers.

- The BioLogin platform offers a digital-first, personalized shopping experience that is tailored to the unique needs of each customer.
- BioCertica's target audience includes wellness-focused women aged 35-55, as well as practitioners and online wellness businesses.
- The company's marketing and sales strategy includes leveraging its existing network of 50-60 practitioners and using paid advertising across multiple media channels to reach its target audience.
- By catering to a wide range of customers, BioCertica aims to provide a fully integrated, personalized healthcare experience that meets the unique needs of each individual.

**Intellectual Property**

BioCertica Inc. has taken steps to protect its intellectual property, including trademarking the name BioCertica and applying to trademark the term BioLogin. The company has built its own proprietary genetic pipelines, which do not rely on third-party providers. These pipelines are not publicly accessible, and are protected by copyright laws to prevent unauthorized access or use.

By trademarking its name and the BioLogin term, BioCertica seeks to safeguard its brand and reputation. Additionally, the company's use of proprietary genetic pipelines underscores its commitment to providing a truly personalized healthcare experience that is built on cutting-edge technology and protected by robust intellectual property laws.

BioCertica, Inc licensed the software to BioCertica Pty Ltd, and will follow a similar methodology in future with respect to new subsidiaries in new jurisdictions.

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 2021/25247-50 | BioCertica Logo | Trademark | Aug 17, 2021 | Jun 22, 2022 | South Africa |
| 2012/25195-8 | BioCertica | Trademark | Aug 17, 2021 | Jun 22, 2022 | South Africa |
| 2022/35497-98 | BIOLOGIN | Trademark | Nov 18, 2022 | Pending | South Africa |

**Governmental/Regulatory Approval and Compliance**

The Issuer is subject to and affected by the laws and regulations of South African, U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Issuer is not subject to any current litigation or threatened litigation.

**DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS**

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Issuer | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Gert van Wyk | Chief Executive Officer | **BioCertica, Inc**<br>**Chief Executive Officer**<br>**November 2019 – Present**<br><br>The BioCertica CEO is responsible for strategy, fundraising and investor relations, as well as overseeing development of new products and services | North-West University (Potchefstroom), South Africa M. Com. Risk Management 2012 |

| | | | |
|---|---|---|---|
| | | and ensuring regulatory compliance across areas of operation. | |
| Faris Zacina | Chief Technology Officer Director | **BioCertica, Inc**<br>**Chief Technology Officer**<br>**November 2019 – Present**<br><br>The CTO at BioCertica is responsible for overseeing technology and product development, ensuring regulatory compliance, and driving innovation to support the company's growth objectives.<br><br>**Ministry of Programming**<br>**Co-Founder**<br>**May 2015 - Present**<br><br>Business Development and Entrepreneurial Support: Collaborated with entrepreneurs to establish and grow over 80 businesses across diverse industries, providing guidance, mentorship, and resources to help them achieve success.<br><br>Value Creation and Wealth Generation: Contributed to the generation of over 1 billion dollars in new wealth through strategic investments and support in startup ventures, demonstrating a strong track record of identifying high-potential opportunities.<br><br>Team Building and Organizational Growth: Led the growth of the Ministry of Programming team from inception to over 200 employees and 20+ million BAM in recurring revenue within seven years, showcasing effective leadership and talent acquisition skills.<br><br>Learning from Failure and Adaptation: Experienced multiple failures and setbacks, gaining invaluable insights and lessons that informed future decisions, strategies, and investments, and ultimately contributed to the organization's growth and success.<br><br>Product and Design Leadership: Reconnected with a passion for product design, playing a critical role in shaping the creative vision and design strategy for numerous ventures, ensuring compelling user experiences and market differentiation. | Faculty of Information Technologies, University "Džemal Bijedić" in Mostar Bsc, Information Technology BSc, 2004 |

| Arnoldus Smit | Chief Product Officer Director | **BioCertica, Inc**<br>Chief Product Officer<br>November 2019 – Present<br><br>The CPO at BioCertica is responsible for leading the product development team, driving innovation, and ensuring that products and services meet the needs of customers while also complying with relevant regulations.<br><br>**FundedbyMe**<br>**Head of Product**<br>**August 2017 - Jan 2023**<br><br>Strategic Product Vision and Roadmap Development: Collaborate with business stakeholders to establish a long-term product strategy and develop a comprehensive product roadmap, ensuring alignment with company goals and market demands.<br><br>Idea Generation and Validation: Gather and curate product ideas from various sources, leveraging data and analytics to evaluate their feasibility and alignment with the product vision, and prioritizing features based on business impact and user needs.<br><br>Agile Product Management and Team Collaboration: Partner with the development team to plan, prioritize, and manage the product backlog, ensuring efficient and timely delivery of features and releases, and fostering a collaborative environment.<br><br>Product Specification and Development Tracking: Create detailed product specifications to guide the development process, and closely monitor progress to ensure timely completion, alignment with requirements, and adherence to quality standards.<br><br>Feature Validation and Reporting: Measure the effectiveness and impact of new features using pre-determined metrics, and report results to stakeholders for data-driven decision-making and continuous improvement.<br><br>Feature Definition and Scoping: Collaborate with business stakeholders to define and scope new product features, ensuring thorough understanding and | Northlink College Web Development, Graphic Design 2001 - 2004 |

| | | | |
|---|---|---|---|
| | | completeness before transitioning to the development team.<br><br>User Education and Support: Develop and maintain educational materials and resources to inform and support users, promoting product adoption, engagement, and user satisfaction. | |
| Edin Hamzic | Chief Scientific Officer | **BioCertica, Inc**<br>**Chief Scientific Officer**<br>**October 2021 - Present**<br><br>The CSO at BioCertica is responsible for leading the scientific team, driving innovation and research to develop new products and services that meet the needs of customers while also complying with relevant regulations.<br><br>**Ministry of Programming**<br>**Data Science Engineer**<br>**August 2020 – Present**<br><br>Data Collection and Preprocessing: Gather, clean, and preprocess raw data from various sources, ensuring data quality and consistency, in order to prepare it for further analysis and modeling.<br><br>Development and Implementation of Machine Learning Models: Design, build, and deploy machine learning algorithms and statistical models to address specific business problems, generate insights, and improve decision-making processes.<br><br>Feature Engineering and Model Optimization: Perform feature selection and engineering to improve the performance of machine learning models, and utilize advanced optimization techniques to enhance model accuracy and efficiency.<br><br>Data Visualization and Reporting: Create visually engaging and informative data visualizations, dashboards, and reports to effectively communicate key findings and insights to both technical and non-technical stakeholders.<br><br>Collaboration and Cross-Functional Support: Work closely with other departments and teams, such as software development, product management, and marketing, to provide data-driven insights and recommendations, and ensure the | Agro Paris Tech Doctor of Philosophy (Ph.D.), Genetics & Genomics 2011 - 2015 |

| | | | |
|---|---|---|---|
| | | seamless integration of data science solutions into existing systems and processes.<br><br>**TrueNode**<br>**Data Scientist**<br>**September 2019 - July 2020**<br><br>Designing and implementing statistical or machine learning models to analyze complex data sets and drive product development.<br><br>Collaborated with cross-functional teams to understand their business needs and provide them with insights and solutions backed by data.<br><br>Responsible for communicating data-driven insights to non-technical stakeholders to inform strategic decision-making. | |
| Monja van Zyl | Chief Technology Officer | **BioCertica, Inc**<br>**Chief Financial Officer**<br>**October 2021 – Present**<br><br>The CFO at BioCertica is responsible for managing the financial operations of the company, developing and executing financial strategies, and ensuring compliance with financial regulations and standards.<br><br>**AIM Business Advisory Services**<br>**Director**<br>**April 2019 – Present**<br><br>Strategic Planning and Execution: Develop and implement short-term and long-term strategic plans for the organization, aligned with the company's mission and objectives, to ensure continued growth and profitability.<br><br>Business Development and Client Relations: Identify and pursue new business opportunities, establish and maintain strong relationships with clients, ensuring the delivery of high-quality services while promoting the company's reputation and brand.<br><br>Team Leadership and Staff Management: Oversee and manage a multidisciplinary team of professionals, providing guidance, mentorship, and support to ensure a positive work environment, high employee engagement, and achievement of performance targets. | SAICA Chartered Accountancy, Accounting and Finance 2005 - 2005 |

| | | Financial Management and Budgeting: Develop and manage annual budgets, oversee financial operations, analyze financial data, and implement cost-effective strategies to maximize company revenues and maintain profitability.<br><br>Compliance and Risk Management: Ensure compliance with all relevant laws, regulations, and industry best practices, while proactively identifying, assessing, and mitigating potential risks to the organization's reputation, operations, and financial stability. | |

## Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## Employees

The Company currently has 16 employees.

## Capitalization

The Issuer's authorized capital stock consists of 16,000,000 shares of common stock of which 26,666 are issued and outstanding, par value $9.99 per share (the "**Common Stock**").

### Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 26,666 |
| **Par Value Per Share** | $9.99 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | A preemptive anti-dilution right has been granted to Ministry of Programming, H Gouws, and R Scholtz following the first rights issuance. This right applies to the first $1 million dollars raised and will expire thereafter. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may decide to issue more Common Stock which may dilute the Security. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 100% |

## *Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

| Type | Convertible Note |
|---|---|
| **Amount Outstanding / Face Value** | $284,113.20 / $350,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | SA Prime rate + 4% |
| **Material Terms** | The note can be converted into equity at a valuation cap of $10,660 million, with a 25% discount applied. The note may be converted 90 business days from the receipt of written demand but not earlier than 6 months, and no longer than 5 years. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may decide to issue more Common Stock which may dilute the Security. |

| Type | Crowd SAFE |
|---|---|
| **Face Value** | $25,021 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | $9,000,000 Valuation Cap |

| Type | SAFE |
|---|---|
| **Face Value** | $1,600,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | $10,666,667 Post-Money Valuation Cap 25% |

**Outstanding Debt**

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

| Type | Supplier |
|---|---|
| **Creditor** | LTC Tech South Africa (Pty) Ltd. |
| **Amount Outstanding** | $248,483.70 |
| **Interest Rate and Amortization Schedule** | 0% |
| **Description of Collateral** | Gene Titan Asset |
| **Other Material Terms** | Payments payable within 30 days of receipt of invoices Late charge of 1% per month (12% annually) on all overdue payments. |
| **Maturity Date** | Upon Termination |
| **Date Entered Into** | May 1, 2022 |

| Type | Supplier |
|---|---|
| **Creditor** | Ministry of Programming d.o.o. Sarajevo |
| **Amount Outstanding** | $183,607.55 |
| **Interest Rate and Amortization Schedule** | Libor + 2% |
| **Description of Collateral** | Unsecured |
| **Other Material Terms** | Monthly fee of EUR 31,875.00<br>Monthly payments within 30 days of receipt of invoices |
| **Maturity Date** | Upon Termination |
| **Date Entered Into** | May 1, 2021 |

**Outstanding Debt**

As of the date of this Form C-AR, the Company has no additional debt outstanding.

**Ownership**

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Labtosky Trust* | 11,925 shares of Common Stock | 28.29% |

 *The Hatstone Trust Company (BVI) Limited serves as the trustee, with Gert van Wyk being the ultimate beneficiary for the stock held within the Labtosky Trust.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Cash and Cash Equivalents**

As of April 30, 2024 the Company had an aggregate of $1,450,000 in cash and cash equivalents, leaving the Company with approximately 29 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

**Liquidity and Capital Resources**

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The company views in-app content augmentation in essence as capital expenditures and plans on using 16.5% of the proceeds hereof to scale in-app content. Other than that, the Company does not intend to make any material capital expenditures in the near future.

## Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

### *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

## Material Changes and Other Information

The Company has no material changes and other information to report.

## Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $650,000 | 26,666 | Building BioCertica's genetic testing business in the launch market - South Africa. | May 7, 2020 | Foreign Transaction |
| Convertible Note | $350,000 | 1 | Building & Scaling the genetic testing capabilities in launch the market - South Africa | Mar 15, 2022 | Sec 4(a)(2) |
| Crowd SAFE | $25,021 | 48 | Technology and Product, Opex, Capex, Sales and Marketing | June 15, 2023-August 15, 2023 | Regulation CF |
| SAFE | $1,600,000 | 1 | Technology and Product, Marketing | November 20, 2023 | Sec 4(a)(2) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(1) Hank Gouws, a shareholder of the Issuer entered into a revolving working capital loan agreement with the Issuer resulting in the Issuer owing the shareholder $284,113 as of December 31st, 2022. The loan accrues interest at a fixed rate of the average South African prime lending rate, plus 4% over a period of 12 months immediately preceding the then current financial reporting period or such other rate as determined by Borrower and Lender in good faith. The loan is due on the repayment date, which means 90 business days from the receipt of written demand from the shareholder but not earlier than 6 months, and no longer than 5 years. The note can be converted into equity at a valuation cap of $10,660 million, with a 25% discount applied.

(2) The Company has a loan receivable from entities in which Gert van Wyk is a director, entered into in 2021 and 2022 in the aggregate amount of $23,668.99. The loans do not accrue interest and are due on demand.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Gert van Wyk*
_____
(Signature)

Gert van Wyk
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Arnoldus Smit*
_____
(Signature)

Arnoldus Smit
_____
(Name)

Director
_____
(Title)

May 6, 2024
_____
(Date)


/s/ *Faris Zacina*
_____
(Signature)

Faris Zacina
_____
(Name)

Director
_____
(Title)

May 6, 2024
_____
(Date)


***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

*Self-Certification of Financials*

I, Gert van Wyk, being the Chief Executive Officer of BioCertica, Inc., hereby certify as of the date of this Form C-AR that the financial statements of BioCertica, Inc. included in this Form are true and complete in all material respects.

/s/ *Gert van Wyk*
_____
(Signature)

Gert van Wyk
_____
(Name)

Chief Executive Officer
_____
(Title)

May 6, 2024
_____
(Date)

# EXHIBIT A

*Financial Statements*

**Biocertica Inc.**

Unaudited Consolidated Financial Statements for the
Period Ending  December, 2023.


**Biocertica Inc.**
**BALANCE SHEET**
**For the Period Ending December 31, 2023 and 31 December, 2022**
**(unaudited)**


| ASSETS | Notes | Dec-23 |
|---|---|---|
| **Current Assets:** | | |
| Cash and cash equivalents | | 347 |
| Accounts receivable | | - 796 |
| Inventory | 3 | 4 675 |
| Loan to group company | | 7 879 |
| Total Current Assets | | 12 104 |
| | | |
| **Non-Current Assets:** | | |
| Fixed Assets, net | 4 | 1 091 239 |
| Deferred Tax Assets | | 214 390 |
| Unlisted investments | | 16 393 |
| Investments | | - |
| Loan to group company | | - |
| Total Non-Current Assets | | 1 322 023 |
| | | |
| **TOTAL ASSETS** | | **1 334 127** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Current liabilities: | | |
| Bank overdraft | | 35 770 |
| Accounts payable | | 473 849 |
| Loans payable | | 354 985 |
| Total Current Liabilities | | 864 604 |
| | | |
| Long term liabilities: | | |
| Other Long term Accounts payable | | - |
| Loan from group company | | - |
| Loan from director | | 5 983 |
| Total Non-Current Liabilities | | 5 983 |
| | | |
| **TOTAL LIABILITIES** | | **870 587** |
| | | |
| Stockholders' Equity: | | |
| Common Stock, $9.99 par value, 16,000,000 shares authorized | 7 | 5 883 |
| 26 666 and 26 666 shares issued and outstanding | | |
| as of December 31, 2023 and  December 31, 2022, respectively | | |
| Reserves | | |
| Retained earnings | | (636 271) |
| Net Income | | (337 227) |
| Reserves | | 276 651 |
| FCTR | | 22 292 |
| Total Stockholders' Equity | | - 668 671 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | | **201 916** |
| | | |
| | | 1 132 211 |


**Biocertica Inc.**
**STATEMENT OF OPERATIONS**
**For the Period Ending December 31, 2023 and 31 December, 2022**
**(unaudited)**


|  | Notes | Dec-23 |
|---|:---:|---:|
| Revenues |  | 141 191 |
| Less: Discounts and refunds |  |  |
| Cost of revenues |  | 76 999 |
| **Gross Profit (Loss)** |  | **64 192** |
|  |  |  |
| Operating Expenses: |  |  |
| General and administrative |  | 43 869 |
| Sales and marketing |  | 192 911 |
| Other operating expenses |  | 110 743 |
| Total Operating Expenses |  | 347 523 |
|  |  |  |
| Other income |  | 24 258.88 |
|  |  |  |
| **Operating Income (Loss)** |  | **(259 071)** |
|  |  |  |
| Interest Expense |  | 58 153 |
| Depreciation Expense |  | 20 002 |
|  |  |  |
| **Net Loss before tax** |  | **(337 227)** |
|  |  |  |
| Taxation in SA | 6 | - |
|  |  |  |
| **Net loss after tax** |  | **(337 227)** |


**Biocertica Inc.**
**STATEMENT OF CASH FLOWS**
**For the Years Ending December 31, 2023 and 31 December, 2022**
**(Unaudited)**


|  | **Dec-23** |
|---|---:|
| **Operating Activities** | |
| Net Income (Loss) | (337 227) |
| Adjustments to reconcile net income (loss) | |
|   to net cash provided by operations: | |
| Depreciation and amortization | 20 002 |
| Taxation | - |
| | |
| Changes in operating assets and liabilities: | |
|   (Increase) Decrease in Accounts Receivable | (5 397) |
|   (Increase) Decrease in Inventory | 30 242 |
|   Increase (Decrease) in Accounts Payable | 363 794 |
| Net cash used in operating activities | 71 415 |
| | |
| **Investing Activities** | |
|   Advancing of loans | 19 252 |
|   Purchase of fixed assets | (223 502) |
| Investments | (18 313) |
| Net change in cash from investing activities | (222 563) |
| | |
| **Financing Activities** | |
|   Issuance of loan**s** | 274 581 |
|   Issuance of common stock (shares) | 149 003 |
| | |
| Movement in Other Non-Current payables | - |
| | |
| Net change in cash from financing activities | 423 584 |
| | |
| Net change in cash and cash equivalents | 272 436 |
| Effect of exchange rate changes on cash | (273 859) |
| Cash and cash equivalents at beginning of period | (34 000) |
| Cash and cash equivalents at end of period | (35 423) |

**Biocertica Inc.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF December 31, 2022 and 31 December, 2021**


**NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION**

The Holding company, Biocertica Inc. (which may be referred to as the "Holding Company", "we," "us," or "our"), was registered in the US. The subsidiary Biocertica (Pty) Ltd was registered in South Africa on June 26, 2012. Hereafter referred to as the "Group". The group trades in biotechnology. The group's headquarters are in Stellenbosch, South Africa. The group began operations in 2020.

Since Inception, the group has relied on contributions from owners and securing loans to fund its operations. As of December 31, 2022, the Group had positive working capital. During the next twelve months, the Group intends to fund its operations with funding from loans, and funds from revenue producing activities, if and when such can be realized. If the Group cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accounting and reporting policies of the Group conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Group has a limited operating history. The Group's business and operations are sensitive to general business and economic conditions in the South Africa. A host of factors beyond the Group's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Group's financial condition and the results of its operations.

Concentration of Credit Risk

The Group maintains its cash with a major financial institution located in the US and in South Africa, which it believes to be credit worthy.

Cash and Cash Equivalents

Cash consists of funds held in the Group's checking account, as well as funds in a South African Money Market account. As of December 31, 2022 and December 31, 2021, the Group had $1,252 and $37,478 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Group, by policy, routinely assesses the financial strength of its customer. As a result, the Group believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2022 and December 31, 2021, the Group had $4,601 and $1,625 in accounts receivable.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment exist in the form of equipment and furniture and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Group reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

· Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

· Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

· Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Group for the period from Inception through December 31, 2022 as the Group had no taxable income.  As of December 31, 2022 and December 31, 2021, the Group had $231,015 and $50,281 in deferred tax assets.

The Group evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Group generates revenues by selling biotechnology. The Group has no deferred revenue on December 31, 2022 and December 31, 2021, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Group expenses advertising costs as they are incurred. Such costs approximated $84,068 and $10,413, respectively, for the years ended DDecember 31, 2022 and December 31, 2021.

**NOTE 3 – INVENTORIES**

At December 31, 2022 and December 31, 2021 inventories consist of the following:

|  | Dec-22 |
|---|---|
| Raw materials | 4 233 |
| Finished Goods | 53 602 |
| Inventory Parts | - |
| Merchandising Inventory | - |
| Total Inventory | 57 835 |

**NOTE 4 – FIXED ASSETS**

Fixed assets at December 31, 2022 and December 31, 2021 consists of the following:

|  | Dec-22 |
|---|---|
| Computer Software | 143 |
| Less Accumulated depreciation: Computer Software | (112) |
| Equipment | 608 |
| Less:  Accumulated depreciation Equipment | (173) |
| Furniture and fittings | 686 |
| Less Accumulated depreciation Furniture and fittings | (186) |
| Computer Equipment | 2 339 |
| Less Accumulated Depreciation on Computer Equipment | (925) |
| Intangible asset | 269 033 |
| Less Accumulated Depreciation Amortisation on intangible asset | (3 850) |
| Lab Equipment | 206 454 |
| Less Accumulated Depreciation on Lab Equipment | (20 645) |
| **Total** | **453 373** |

Depreciation expenses totaled $22,452 and $4,292 for the years ended December 31, 2022 and December 31, 2021, respectively (see Note 2 – Fixed Assets).

**NOTE 5 – RELATED PARTY**

From time to time the Group takes advances from shareholders and other group companies. As of December 31, 2022 and December 31, 2021, the balance of the advances from related parties was $0 and $0, respectively. These advances have no interest rate or specified maturity date.

**NOTE 6 – INCOME TAXES**

The Group has filed its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service.

**NOTE 7 – EQUITY**

Common Stock

The Holding Company authorized 16,000,000 shares of common stock at $9.99 par value.

In December 2022, the Holding Company issued $415,476 in Common Shares. As of December 31, 2022, the Company had 15 973 334 shares of common stock outstanding.

**NOTE 8 – COMMITMENTS AND CONTINGENCIES**

The Group is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022 (see Note 10 – Subsequent Events).

**NOTE 9 – GOING CONCERN**

These financial statements are prepared on a going concern basis.  The Group began operation in 2020 and incurred a loss since inception. The Group's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Group is not able to continue as a going concern.

**NOTE 10 – SUBSEQUENT EVENTS**

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through February 15, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**NOTE 11 – CURRENCY**

The subsidiary's functional currency is the South African Rand (ZAR). The company's financial statements presented in ZAR were translated into USD using the appropriate average and closing spot rates as published on the South African Reserve Bank's website. Any exchange gains or losses originating from the translations were accounted for in the Foreign Currency Translation Reserve (Equity).

**NOTE 12 – CONSOLIDATION**

The US Holding company BioCertica Inc. owns 100% of the subsidiary in South Africa, BioCertica (Pty) Ltd.